                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

         Under the Securities Exchange Act of 1934 (Amendment No. 4)*

                     MERIDIAN POINT REALTY TRUST VIII CO.
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                               (Name of Issuer)

                                PREFERRED STOCK
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                        (Title of Class of Securities)

                                   82627A207
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                                (CUSIP Number)

                               Allen K. Meredith
                            Meredith Partners, Inc.
                              3000 Sand Hill Road
                             Building 1 Suite 100
                         Menlo Park, California  94025
                                (415) 854-5477
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                                Richard S. Grey
                         Pillsbury Madison & Sutro LLP
                                 P.O. Box 7880
                         San Francisco, CA 94120-7880
                                (415) 983-1000

                                 June 6, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (CONTINUED ON FOLLOWING PAGE(S))

                               Page 1 of 7 Pages
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  CUSIP No. 82627A207
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      NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS:  Meredith Partners, Inc.

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                                     (a) [X]
                                                                       (b) [_]

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      SEC USE ONLY
 3

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 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                 WC/OO

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
 5    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION     CALIFORNIA

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                          SOLE VOTING POWER         200,000 (see Items 3 and
     NUMBER OF       7                                        5)
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER       NONE
     OWNED BY
       EACH        -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER    200,000 (see Items 3 and
      PERSON                                                  5)
       WITH        -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER  NONE

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
11    EACH REPORTING PERSON                         200,000 (see Item 5)

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
12    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

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      PERCENT OF CLASS REPRESENTED
13    BY AMOUNT IN ROW (11)                                  3.8% (see Item 5)

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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           CO

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                               Page 2 of 7 pages

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  CUSIP No. 82627A207
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      NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
 1    PERSONS:  Meredith Partners, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
 2    INSTRUCTIONS)                                                    (a) [X]
                                                                       (b) [_]

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      SEC USE ONLY
 3

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 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)                                    PF

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
 5    IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                            [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A

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                     7    SOLE VOTING POWER          73,000 (see Item 5)
     NUMBER OF
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER       NONE
     OWNED BY
       EACH        -----------------------------------------------------------
    REPORTING        9    SOLE DISPOSITIVE POWER     73,000 (see Item 5)
      PERSON
       WITH        -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER  NONE

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY
11    EACH REPORTING PERSON                          73,000 (see Item 5)

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
12    EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                           [ ]

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      PERCENT OF CLASS REPRESENTED
13    BY AMOUNT IN ROW (11)                                  1.4% (see Item 5)

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14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                           CO

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                               Page 3 of 7 pages

PRELIMINARY NOTE
----------------

     The person filing this Amendment No. 4 is Meredith Partners, Inc., a California corporation (the "Company"). This Amendment No. 4 amends a Statement on Schedule 13D filed by the Company on March 31, 1997 (the "Original Statement"), as amended on April 16, 1997 ("Amendment No. 1"), on May 12, 1997 ("Amendment No. 2") and on June 10, 1997 ("Amendment No. 3").

     This Amendment No. 4 relates to the preferred stock, par value $.001 per share (the "Preferred Stock") of Meridian Point Realty Trust VIII Co., a Missouri corporation (the "Issuer") with its principal executive offices located at 655 Montgomery Street, Suite 800, San Francisco, California 94111.

     Other than as set forth below, to the best knowledge of the Company, there has been no material change in the information set forth in response to any of the items set forth in the Cover Sheet or to Items 1, 2, 6 and 7 of the Original Statement, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3. Accordingly, those items are omitted from this Amendment No. 4.

     Other than as set forth below, to the best knowledge of the Company, there has been no material change in the information set forth in response to Rows 1 through 6, inclusive, 8, 10, 12 and 14 of the second Cover Sheet that was included with Amendment No. 3 with regard to the 70,000 shares of Preferred Stock of the Issuer which were purchased on June 6, 1997 by Allen K. Meredith ("Mr. Meredith"), Chief Executive Officer of the Company, in his individual capacity. Mr. Meredith had previously purchased 3,000 shares of Preferred Stock of the Issuer.


Item 3.  Source and Amounts of Funds or Other Consideration.
------   --------------------------------------------------

     The Company has entered into a letter agreement dated March 21, 1997, as amended by a letter agreement dated May 6, 1997 (as so amended, the "Letter Agreement"), with the Massachusetts Bay Transportation Authority Retirement Fund ("MBTARF"). Under the Letter Agreement, the Company has the right to acquire one million one hundred eighty-three thousand five hundred fifty-six (1,183,556) shares of Preferred Stock (the "Purchased Shares") for a price of $7.90 per share, or a total of $9,350,092.40 (or more at the option of the Company in certain circumstances described in the Letter Agreement). The closing of the purchase is expected to occur on June 11, 1997 or earlier, subject to the satisfaction of certain conditions set forth in the Letter Agreement. The source of funds to be used to purchase the Purchased Shares will be the capital of the Company and capital of at least one other investor to which the Company will assign the right to acquire a portion of the Purchased Shares. Unless the Letter Agreement is terminated and becomes of no further force and effect, MBTARF will give its proxy to the Company in order for the Company to vote the Purchased Shares at Meridian Point Realty Trust VII Co.'s next annual meeting. Upon closing of the acquisition of the Purchased Shares pursuant to the Letter Agreement, the Company intends that no person will own in excess of 9.8% of the total outstanding shares of the Issuer's Preferred Stock and common stock, computed in accordance with Sections 542(a) and 544 of the Internal Revenue Code and applicable regulations thereunder.

     The Company has entered into an Assignment Agreement dated May 21, 1997 (the "Assignment Agreement") with Turkey Vulture Fund XIII, LTD. ("TVF"), an Ohio limited liability company. The Assignment Agreement is attached hereto as
Exhibit 99.3.  Pursuant to the

                               Page 4 of 7 Pages

Assignment Agreement, the Company has assigned to TVF and/or its assignees all of the Company's right, title and interest in and to the Letter Agreement, and TVF and/or its assignees have agreed to assume all of the obligations of the Company thereunder. In consideration for the assignment, TVF has agreed to (i) pay to the Company $50,000 as reimbursement for the nonrefundable deposit made by the Company under the Letter Agreement, which amount will be netted against the purchase price payable by TVF under the Assignment Agreement and the Letter Agreement; (ii) pay an amount equal to the direct out-of-pocket expenses incurred by the Company in connection with the negotiation and signing of the Assignment Agreement and (iii) deliver to the Company an option to buy 200,000 of the Purchased Shares (the "Option").

     With regard to the 73,000 shares of Preferred Stock individually owned by Mr. Meredith, Mr. Meredith utilized personal funds to purchase the same.


Item 4  Purpose of Transaction.
------  ----------------------

     The Company will acquire beneficial ownership of a portion of the Purchased Shares for the purpose of investment. However, through ownership of a portion of the Purchased Shares, the Company intends to try to influence management of the Issuer, including the appointment of a Chief Executive Officer of the Issuer, and the Company may nominate persons to serve on the board of directors of the Issuer. In addition, the Company may acquire additional shares of the Issuer through market transactions and has made offers to the Massachusetts State Teachers' and Employees' Retirement Systems Trust and to the Chicago Truck Drivers, Helpers & Warehouse Workers Union (Independent) Pension Fund to purchase the shares of Preferred Stock they currently own. The Company's offer to purchase such shares has not been accepted by either party.

     Pursuant to the Assignment Agreement, TVF has agreed to vote all shares of the Issuer as to which it has voting power in such a manner as to have Richard
M. Osborne and Allen K. Meredith elected to the Board of Directors of the Issuer, with first priority to Mr. Osborne, second priority to Mr. Meredith, and thereafter priority to other nominees selected by Mr. Osborne. The Company agrees to assign to TVF or to Mr. Osborne any proxy or proxies obtained by the Company from MBTARF with respect to the 1997 Annual Meeting of the Issuer, or to name TVF or Mr. Osborne as substitute proxies.

     Except as set forth above, the Company has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

                               Page 5 of 7 Pages

     Mr. Meredith acquired 73,000 shares of Preferred Stock of the Issuer for investment purposes.

     Except as set forth above, Mr. Meredith has no present plans or proposals which relate to, or would result in: the acquisition by any person of additional securities of the Issuer; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; a change in the present board of directors or management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; a material change in the present capitalization or dividend policy of the Issuer or any other material change in the Issuer's business or corporate structure; a change in the Issuer's certificate of incorporation or bylaws or other actions which might impede the acquisition of control of the Issuer by any person; causing a class of securities of the issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

     (a) Upon acquisition of the Purchased Shares by TVF, the Company will have an option to purchase 200,000 shares of the Purchased Shares representing 3.8% of the 5,273,927 issued and outstanding shares of Preferred Stock as of April 30, 1997, the date of the Issuer's 10-Q.

     Mr. Meredith beneficially owns 1.4% of the 5,273,927 issued and outstanding shares of Preferred Stock of the Issuer as of April 30, 1997, the date of the Issuer's 10-Q.

     (b) The Company will have the sole power to vote or direct the disposition of up to 200,000 shares of Preferred Stock. Because of certain provisions contained in the Assignment Agreement, the Company and TVF may be deemed a group under Rule 13d-5(b), promulgated under the Exchange Act with respect to the Purchased Shares. For further information in this regard, see Schedule 13D, together with exhibits attached thereto, filed by TVF with the Securities and Exchange Commission on May 22, 1997.

     Mr. Meredith will have the sole power to vote or direct the disposition of up to 73,000 shares of Preferred Stock.

     (c) No transactions of Preferred Stock were effected by the Company during the past 60 days or since the most recent filing on Schedule 13D.

     On June 6, 1997 Allen K. Meredith, Chief Executive Officer of the Company, acquired, in his individual capacity, 70,000 shares of Preferred Stock of the Issuer. Other purchases of Preferred Stock of the Issuer which were previously effected by Mr. Meredith in his individual capacity are as follows: 1,000 shares purchased on February 7, 1997; 1,000 shares purchased on February 10, 1997; 500 shares purchased on March 3, 1997; and 500 shares purchased on April 7, 1997.

     (d) No person other than the Company herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

                               Page 6 of 7 Pages

     With regard to the 73,000 shares of Preferred Stock of the Issuer beneficially owned by Mr. Meredith, no person other than Mr. Meredith herein has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the securities being reported herein.

     (e)  Not applicable.



                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 16, 1997


                                MEREDITH PARTNERS, INC., a California
                                corporation

                                By:  /s/ Allen K. Meredith
                                     ---------------------
                                     Allen K. Meredith
                                Its: Chief Executive Officer




                               Page 7 of 7 Pages